                           OFFER TO PURCHASE FOR CASH
                  UP TO 100,000 LIMITED PARTNERSHIP INTERESTS
                        (AND ASSIGNEE INTERESTS THEREIN)
                                       OF
                           ARVIDA/JMB PARTNERS, L.P.
                                      FOR
                               $500 NET PER UNIT
                                       BY
                        RALEIGH CAPITAL ASSOCIATES L.P.

***************************************************************************
*                                                                         *
*  THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT       *
*  12:00  MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 14, 1996, UNLESS      *
*  EXTENDED.                                                              *
*                                                                         *
***************************************************************************



       Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), hereby offers to purchase up to 100,000 of the outstanding Limited Partnership Interests and assignee interests therein (the "Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price (the "Purchase Price") equal to $500 per Unit, less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). HOLDERS OF UNITS ("UNITHOLDERS") WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, WHICH COMMISSIONS AND FEES WILL BE BORNE BY THE PURCHASER. The 100,000 Units sought pursuant to the Offer represent approximately 22% of the total Units outstanding as of June 30, 1996. On August 1, 1996, the Purchaser acquired 79,696 Units at a purchase price of $461 per Unit pursuant to its June 19, 1996 offer to purchase up to 185,000 Units (the "Prior Tender Offer").

       THE PURCHASER IS NOT AFFILIATED WITH ARVIDA/JMB MANAGERS, INC., THE GENERAL PARTNER OF THE PARTNERSHIP (the "General Partner").

       Before tendering, Unitholders are urged to consider the following factors:

o The Partnership has entered into a financing agreement (the "Starwood Financing") with Starwood Florida Funding, LLC ("Starwood Florida"), an affiliate of Starwood Capital ("Starwood"), which the General Partner has estimated would enable the Partnership to make a distribution to Unitholders of $350 per Unit.

o THE PURCHASER HAS COMMENCED AN ACTION IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY SEEKING, AMONG OTHER THINGS, TO ENJOIN THE CONSUMMATION OF THE STARWOOD FINANCING. THIS OFFER IS CONDITIONED UPON THE REJECTION OF THE STARWOOD FINANCING BY THE PARTNERSHIP OR THE ISSUANCE OF AN INJUNCTION ENJOINING THE STARWOOD FINANCING.

o The Purchaser has filed preliminary proxy material with the Securities and Exchange Commission (the "Commission") for a consent solicitation (the "Consent Solicitation") which seeks to remove the General Partner and replace it with Raleigh Realty Management L.P., a Delaware limited partnership and an affiliate of the Purchaser ("Raleigh Realty Management"). However, consummation of the Offer is not conditioned on the success of the Consent Solicitation. If the General Partner is removed and replaced, Raleigh Realty Management intends to reject the Starwood Financing and attempt to pursue alternative financing arrangements for the benefit of the Partnership and Unitholders.

o This Offer does not constitute a proxy statement and Unitholders can only vote to remove the General Partner and replace it with Raleigh Realty Management pursuant to the Consent Solicitation.





                            (continued on next page)

       (continued from prior page)




o On September 13, 1996, the Purchaser proposed to the General Partner that the Partnership enter into an agreement with the Purchaser pursuant to which the Partnership and an affiliate of the Purchaser would combine and Unitholders would have the choice of receiving either
       (i) $500 per Unit in cash or (ii) at least $525 per Unit, comprised of $400 per Unit in cash plus a security of the surviving entity which would be worth not less than $125 per Unit, or more if the assumptions with respect to the Units made by Lehman Brothers, a financial advisor retained by the Partnership, are attained. The proposal, which was conditioned on the Starwood Financing not being consummated, was rejected by the General Partner.

o The book value of each Unit (the "Book Value"), as reflected on the Partnership's Form 10-Q for the quarter ended June 30, 1996, was $576 per Unit. The Book Value represents the portion of the excess of the Partnership's assets over its liabilities, as determined in accordance with generally accepted accounting principles, which is attributable to the Units. Book Value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the Book Value depending on several factors, including liquidity of the Units and external economic and market factors. Book Value also does not reflect the amount which a Unitholder would ultimately receive if the Partnership were liquidated. Such amount would likely be affected by several factors, including the time required to effect a liquidation of the Partnership's assets and the ability of the Partnership to realize the full value of its assets as reflected in the Book Value. Furthermore, Book Value may not take into account liabilities associated with resolution of numerous pending litigations against the Partnership.

o In connection with the Prior Tender Offer, Lehman Brothers estimated a "hypothetical liquidation value" of between $565 and $610 per Unit. This hypothetical value assumes, among other things, a liquidation of the Partnership over a six year period ending in the year 2002. THE HYPOTHETICAL VALUE DOES NOT REPRESENT, AND NEITHER THE PARTNERSHIP NOR ITS FINANCIAL ADVISOR PROVIDED UNITHOLDERS WITH, AN ESTIMATE OF THE CURRENT FAIR MARKET VALUE OF THE UNITS.

o An independent ERISA appraiser valued the Units at $294 per Unit as of September 30, 1995.

o Pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partner is obligated on or prior to October 31, 1997 to either (i) cause the Units to be listed on a national exchange or reported by the National Association of Securities Dealers Automated Quotation System, (ii) purchase, or cause an affiliate to purchase, all outstanding Units at their then appraised fair market value or (iii) commence a liquidation of the Partnership's assets. Unitholders who tender their Units will be giving up any potential benefit relating to any such action by the General Partner as well as any other potential benefits represented by the ownership of such Units, including the right to receive any future distributions by the Partnership. MEMBERS OF A SPECIAL COMMITTEE OF THE GENERAL PARTNER HAVE INDICATED THAT IT IS THEIR CURRENT INTENTION TO VOTE IN FAVOR OF A 5-YEAR LIQUIDATION WHICH WOULD COMMENCE ON OCTOBER 31, 1997.

o The Purchaser is making the Offer with a view to making a profit. Accordingly, in establishing the Purchase Price, the Purchaser was motivated to set the lowest price for the Units which might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interest of Unitholders in receiving the highest price for their Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.

o The Purchaser currently owns approximately 20% of the outstanding Units and accordingly is in a position to significantly influence all Partnership decisions on which Unitholders may vote, including decisions regarding removal of the General Partner, merger, sales of assets and liquidation. (See "THE TENDER OFFER - Section 7. Effects of the Offer".) This means that (i) non-tendering Unitholders could be prevented from taking action they desire but that the Purchaser opposes and (ii) the Purchaser may be able to take action desired by the Purchaser but opposed by the non-tendering Unitholders. The acquisition of additional Units pursuant to the Offer would enhance such voting influence. The Purchaser intends to vote all Units owned by it, including any Units acquired in the Offer, in




                            (continued on next page)

       (continued from prior page)




       favor of the removal of the General Partner and its replacement with Raleigh Realty Management. By tendering Units, a Unitholder will be giving up its right to vote such Units in the Consent Solicitation.

o Consummation of the Offer may limit the ability of Unitholders to dispose of Units in the secondary market during the twelve month period following completion of the Offer. (See "THE TENDER OFFER - Section 7. Effects of the Offer" in this Offer to Purchase.)

o Unitholders could, as an alternative to tendering their Units, propose a variety of possible actions, including liquidation of the Partnership or removal and replacement of the General Partner.

       The Offer is not conditioned upon any minimum number of Units being tendered. If more than the number of Units sought pursuant to the Offer are validly tendered and not withdrawn, the Purchaser will accept for purchase such total number of Units sought, on a pro rata basis, subject to the terms and conditions herein.

       The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14 of this Offer to Purchase, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

       UNITHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS. ANY UNITHOLDER DESIRING TO TENDER UNITS SHOULD COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) AND MAIL OR DELIVER THE SIGNED LETTER OF TRANSMITTAL TO THE HERMAN GROUP, INC., THE DEPOSITARY FOR THE OFFER (THE "DEPOSITARY"), AT THE FOLLOWING ADDRESS:

                             THE HERMAN GROUP, INC.


       BY HAND, MAIL OR OVERNIGHT DELIVERY:  2121 SAN JACINTO STREET, 26TH FLOOR
                                             DALLAS, TEXAS  75201

                              BY FACSIMILE:  (214) 999-9348 OR (214) 999-9323



   IF YOU HAVE ANY QUESTIONS OR IF YOU NEED ASSISTANCE IN COMPLETION OF THE LETTER OF TRANSMITTAL, YOU MAY CONTACT THE INFORMATION AGENT BY CALLING:

                                 (800) 992-6146

                               TABLE OF CONTENTS

                                                                                   Page
                                                                                   ----
INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

THE TENDER OFFER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
     Section 1.   Terms of the Offer  . . . . . . . . . . . . . . . . . . . . . .   4
     Section 2.   Proration; Acceptance for Payment and Payment for Units . . . .   4
     Section 3.   Procedures for Tendering Units  . . . . . . . . . . . . . . . .   5
     Section 4.   Withdrawal Rights . . . . . . . . . . . . . . . . . . . . . . .   6
     Section 5.   Extension of Tender Period; Termination; Amendment  . . . . . .   6
     Section 6.   Certain Federal Income Tax Consequences . . . . . . . . . . . .   7
     Section 7.   Effects of the Offer  . . . . . . . . . . . . . . . . . . . . .   9
     Section 8.   Future Plans  . . . . . . . . . . . . . . . . . . . . . . . . .   9
     Section 9.   Certain Information Concerning the Partnership  . . . . . . .    10
     Section 10.  Conflicts of Interest.  . . . . . . . . . . . . . . . . . . . .  13
     Section 11.  Certain Information Concerning the Purchaser  . . . . . . . . .  13
     Section 12.  Source of Funds . . . . . . . . . . . . . . . . . . . . . . . .  16
     Section 13.  Purchase Price Considerations.  . . . . . . . . . . . . . . . .  16
     Section 14.  Conditions of the Offer . . . . . . . . . . . . . . . . . . . .  17
     Section 15.  Certain Legal Matters.  . . . . . . . . . . . . . . . . . . . .  19
     Section 16.  Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . .  19
     Section 17.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . .  19

     Appendix A   Glossary

     Schedule 1 Information with respect to the executive officers and directors of Raleigh GP Corp., Rockland Partners, Inc., GP Aeolus Inc., AREHGP INC. and American Property Investors Inc.

To the Holders of Limited Partnership Interests (and assignee interests therein) of
  Arvida/JMB Partners, L.P.


                                  INTRODUCTION

         The Purchaser hereby offers to purchase up to 100,000 of the outstanding Units for $500 per Unit, less the amount of any distributions declared or paid with respect to the Units between the Offer Date and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in this Offer to Purchase and in the related Letter of Transmittal, as each may be supplemented or amended from time to time. UNITHOLDERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, WHICH COMMISSIONS AND FEES WILL BE BORNE BY THE PURCHASER.

         THE PURCHASER IS NOT AFFILIATED WITH THE GENERAL PARTNER.

         No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price. Unitholders are urged to consider carefully all of the information contained herein before accepting the Offer. (See "THE TENDER OFFER - Section 13. Purchase Price Considerations".)

        Before tendering, Unitholders are urged to consider the following factors:

o The Partnership has entered into an agreement for the Starwood Financing with Starwood Florida, an affiliate of Starwood, which the General Partner has estimated would enable the Partnership to make a distribution to Unitholders of $350 per Unit.

o THE PURCHASER HAS COMMENCED AN ACTION IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY SEEKING, AMONG OTHER THINGS, TO ENJOIN THE CONSUMMATION OF THE STARWOOD FINANCING. THIS OFFER IS CONDITIONED UPON THE REJECTION OF THE STARWOOD FINANCING BY THE PARTNERSHIP OR THE ISSUANCE OF AN INJUNCTION ENJOINING THE STARWOOD FINANCING.

o The Purchaser has filed preliminary proxy material for the Consent Solicitation which seeks to remove the General Partner and replace it with Raleigh Realty Management, an affiliate of the Purchaser.
        However, consummation of the Offer is not conditioned on the success of the Consent Solicitation. If the General Partner is removed and replaced, Raleigh Realty Management intends to reject the Starwood Financing and attempt to pursue alternative financing arrangements for the benefit of the Partnership and Unitholders.

o This Offer does not constitute a proxy statement and Unitholders can only vote to remove the General Partner and replace it with Raleigh Realty Management pursuant to the Consent Solicitation.

o On September 13, 1996, the Purchaser proposed to the General Partner that the Partnership enter into an agreement with the Purchaser pursuant to which the Partnership and an affiliate of the Purchaser would combine and Unitholders would have the choice of receiving either
        (i) $500 per Unit in cash or (ii) at least $525 per Unit, comprised of $400 per Unit in cash plus a security of the surviving entity which would be worth not less than $125 per Unit, or more if the assumptions with respect to the Units made by Lehman Brothers are attained. The proposal, which was conditioned on the Starwood Financing not being consummated, was rejected by the General Partner.

o The Book Value, as reflected on the Partnership's Form 10-Q for the quarter ended June 30, 1996, was $576 per Unit. The Book Value represents the portion of the excess of the Partnership's assets over its liabilities, as determined in accordance with generally accepted accounting principles, which is attributable to the Units. Book Value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the Book Value depending on several factors, including liquidity of the Units and external economic and market factors. Book Value also does not reflect the amount which a Unitholder would ultimately receive if the Partnership were liquidated. Such amount would likely be affected by several factors, including the time required to effect a liquidation of the Partnership's assets and the ability of the Partnership to realize the full value of its assets as reflected in the Book Value. Furthermore, Book Value may not take into account liabilities associated with resolution of numerous pending litigations against the Partnership.

o In connection with the Prior Tender Offer, Lehman Brothers had estimated a "hypothetical liquidation value" of between $565 and $610 per Unit. This hypothetical value assumes, among other things, a liquidation of the Partnership over a six year period ending in the year 2002. THE HYPOTHETICAL VALUE DOES NOT REPRESENT, AND NEITHER THE PARTNERSHIP NOR ITS FINANCIAL ADVISOR PROVIDED UNITHOLDERS WITH, AN ESTIMATE OF THE CURRENT FAIR MARKET VALUE OF THE UNITS DESPITE REPEATED REQUESTS BY THE PURCHASER.

o An independent ERISA appraiser valued the Units at $294 per Unit as of September 30, 1995.

o Pursuant to the Partnership Agreement, the General Partner is obligated on or prior to October 31, 1997 to either (i) cause the Units to be listed on a national exchange or reported by the National Association of Securities Dealers Automated Quotation System, (ii) purchase, or cause an affiliate to purchase, all outstanding Units at their then appraised fair market value or (iii) commence a liquidation of the Partnership's assets. Unitholders who tender their Units will be giving up any potential benefit relating to any such action by the General Partner as well as any other potential benefits represented by the ownership of such Units, including the right to receive any future distributions by the Partnership. MEMBERS OF A SPECIAL COMMITTEE OF THE GENERAL PARTNER HAVE INDICATED THAT IT IS THEIR CURRENT INTENTION TO VOTE IN FAVOR OF A 5-YEAR LIQUIDATION WHICH WOULD COMMENCE ON OCTOBER 31, 1997.

o The Purchaser is making the Offer with a view to making a profit. Accordingly, in establishing the Purchase Price, the Purchaser was motivated to set the lowest price for the Units which might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interest of Unitholders in receiving the highest price for their Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.

o The Purchaser currently owns approximately 20% of the outstanding Units and accordingly is in a position to significantly influence all Partnership decisions on which Unitholders may vote, including decisions regarding removal of the General Partner, merger, sales of assets and liquidation. (See "THE TENDER OFFER - Section 7. Effects of the Offer".) This means that (i) non-tendering Unitholders could be prevented from taking action they desire but that the Purchaser opposes and (ii) the Purchaser may be able to take action desired by the Purchaser but opposed by the non-tendering Unitholders. The acquisition of additional Units pursuant to the Offer would enhance such voting influence. The Purchaser intends to vote all Units owned by it, including any Units acquired in the Offer, in favor of the removal and replacement of the General Partner with Raleigh Realty Management. By selling Units pursuant to the Offer, a Unitholder will be giving up its right to vote such Units in the Consent Solicitation.

o Consummation of the Offer may limit the ability of Unitholders to dispose of Units in the secondary market during the twelve month period following completion of the Offer. (See "THE TENDER OFFER - Section 7. Effects of the Offer" in this Offer to Purchase.)

o Unitholders could, as an alternative to tendering their Units, propose a variety of possible actions, including liquidation of the Partnership or removal and replacement of the General Partner.

        Unitholders who desire liquidity may wish to consider the Offer. However, each Unitholder must make his or her own decision based upon such Unitholder's particular circumstances, including the Unitholder's own financial needs, other investment opportunities and tax position. Each Unitholder should consult with his or her own advisors, tax, financial or otherwise, in evaluating the terms of and whether to tender Units pursuant to the Offer.

        The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

o Although not necessarily an indication of value, the $500 purchase price is 82% higher than the $274 weighted average selling price for Units reported for the limited secondary market during the six month period ended July 31, 1996. In addition, the weighted price does not reflect commissions and transaction costs paid by selling Unitholders, which reduces the amount received from the sale of Units.

o The Offer will provide Unitholders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

o During the last three full years Unitholders have been required to report taxable income of $274 per Unit while receiving cash distributions of less than $20 per Unit.

o Unitholders who acquired their Units in the original offering should receive a tax benefit from the sale of their Units in 1996.

o       The absence of a formal trading market for the Units.

o General disenchantment with real estate investments, particularly long-term investments in limited partnerships.

o By selling their Units in the Offer, Unitholders avoid the continuing administrative costs (such as accounting, tax reporting, limited partner reporting and public company reporting requirements) and resultant indirect negative financial impact on the value of the Units of a publicly registered limited partnership and eliminate the delays and complications in preparing and filing personal income tax returns which may result from an investment in the Units.

    According to the Partnership's Form 10-K for its fiscal year ended December 31, 1995, as of such date, there were 404,000 Units issued and outstanding held by 24,908 Unitholders. The Purchaser owns 80,342 Units in the aggregate, constituting approximately 20% of the Units outstanding.

    UNITHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

    IF YOU HAVE ANY QUESTIONS OR IF YOU NEED ASSISTANCE IN COMPLETION OF THE LETTER OF TRANSMITTAL, YOU MAY CONTACT THE INFORMATION AGENT BY CALLING (800) 992-6146.

                                THE TENDER OFFER

    SECTION 1. TERMS OF THE OFFER. Upon the terms of the Offer, the Purchaser will pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on November 14, 1996, unless the Purchaser extends the period of time during which the Offer is open. In the event the Offer is extended, the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire.

    IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE PURCHASE PRICE OFFERED TO UNITHOLDERS, SUCH INCREASED PURCHASE PRICE SHALL BE PAID FOR ALL UNITS ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, WHETHER OR NOT SUCH UNITS WERE TENDERED PRIOR TO SUCH INCREASE.

    The Offer is conditioned on satisfaction of certain conditions, including rejection of the Starwood Financing by the Partnership or the issuance of an injunction enjoining the Starwood Financing. See Section 14, which sets forth in full each of the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in its sole discretion, to waive any or all of such conditions. If, on or prior to the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser may (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, cause the Depositary to retain the Units that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer, including, without limitation, to increase the Purchase Price.

    SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of Units validly tendered on or prior to the Expiration Date and not withdrawn is equal to or less than the total number of Units sought pursuant to the Offer, the Purchaser will accept for payment, subject to the terms and conditions of the Offer, all Units so tendered. If the number of Units validly tendered on or prior to the Expiration Date and not withdrawn exceeds the total number of Units sought pursuant to the Offer, the Purchaser will accept for payment, subject to the terms and conditions of the Offer, the total number of Units sought pursuant to the Offer, on a pro rata basis (with such adjustments to avoid purchase of fractional Units).

    Subject to the terms and conditions of the Offer, the Purchaser will pay for Units validly tendered and not withdrawn (in accordance with Section 4) as promptly as practicable following the Expiration Date. In all cases, the Purchase Price will be paid only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), and any other documents required by the Letter of Transmittal. (See "Section 3. Procedures for Tendering Units".)

    For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Units when, as and if the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units tendered and accepted for payment pursuant to the Offer will in all cases be made by deposit of the Purchase Price with the Depositary, which will act as agent for the tendering Unitholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering Unitholders. Under no circumstances will interest be paid on the Purchase Price by reason of any delay in making such payment.

    If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units will be destroyed by the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14, the Purchaser may cause the Depositary to retain tendered Units and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4; provided, however, that the

Purchaser is required, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return such Units promptly after termination or withdrawal of the Offer.

    SECTION 3.  PROCEDURES FOR TENDERING UNITS.

    VALID TENDER. To validly tender Units, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, must be received by the Purchaser on or prior to the Expiration Date. In order to comply with certain restrictions on transfer in the Partnership Agreement, a tender which would result in the tendering Unitholder owning less than five Units will not be effective.

    SIGNATURE REQUIREMENTS. If the Letter of Transmittal is signed by the registered holder of the Units and payment is to be made directly to that holder, then no signature guarantee is required on the Letter of Transmittal. Similarly, if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no notarization or signature guarantee is required on the Letter of Transmittal. HOWEVER, IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION.

    IN ORDER FOR A TENDERING UNITHOLDER TO PARTICIPATE IN THE OFFER, UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE, WHICH IS 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 14, 1996, UNLESS EXTENDED.

    THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING UNITHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of backup federal income tax withholding with respect to payment of the Purchase Price, a tendering Unitholder must provide the Purchaser with such Unitholder's correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences".)

    FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Purchase Price plus the amount of Partnership liabilities allocable to each Unit purchased, each Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences".)

    OTHER REQUIREMENTS. By executing a Letter of Transmittal, a tendering Unitholder irrevocably appoints the designees of the Purchaser as such Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment and purchased by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, as to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Units, the Purchaser must be able to exercise full voting rights with respect to such Units, including voting at any meeting of Unitholders then scheduled. In addition, by executing a Letter of Transmittal, a Unitholder also assigns to the Purchaser all of the Unitholder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or made between the Offer Date and the date of payment of the Purchase Price by the Purchaser.

    DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchaser's counsel, be unlawful.
The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchaser, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

    A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchaser on the terms set forth in the Offer.

    SECTION 4.  WITHDRAWAL RIGHTS.  Except as otherwise provided in this
Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after December 15, 1996.

    For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

    If purchase of, or payment for, Units is delayed for any reason or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may cause the Depositary to retain tendered Units and such Units may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4; provided, however, that the Purchaser is required, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return such Units promptly after termination or withdrawal of the Offer.

    Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following any of the procedures described in Section 3 at any time prior to the Expiration Date.

    SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and
(iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

    If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may cause the Depositary to retain tendered Units and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4; provided, however, that the Purchaser is required, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return such Units promptly after termination or withdrawal of the Offer.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to securityholders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    SECTION 6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly-traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances or to certain types of Unitholders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNITHOLDER SHOULD CONSULT HIS OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

    As a partner in a partnership, a Unitholder is subject to current income taxation on his allocable share of Partnership taxable income irrespective of the amount of cash distributed by the Partnership to him. In each of the last three years, a Unitholder's income tax liability on account of his investment in Units has exceeded the cash payments received by him from the Partnership. Taxable income in 1993, 1994 and 1995 aggregated $69 per Unit, $100 per Unit and $105 per Unit, respectively, while distributions during such periods were $0 per Unit, $6.35 per Unit and $13.49 per Unit, respectively. A Unitholder who elects not to sell his Units pursuant to the Offer may continue to incur income tax liability on account of owning Units in excess of the current cash distributions made to such Unitholder, as the Partnership's credit facility imposes restrictions on the amount of cash that can be distributed to Unitholders.

    A Unitholder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unitholder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unitholder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unitholder's particular circumstances, and will be affected by both allocations of Partnership income, gain or loss, and any cash distributions made by the Partnership to a Unitholder with respect to such Units. In this regard, tendering Unitholders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the effective date of the sale.

    A Unitholder who acquired Units pursuant to the original offering of Units by the Partnership will recognize a tax loss on a sale of Units pursuant to the Offer. Even if the Unitholder is subject to the passive activity loss limitation (discussed below), such loss generally could be deducted in full in the year of sale (subject to other applicable limitations, including the limitation on the deductibility of capital losses, discussed below) provided the Unitholder sells all of his Units.

    In general, the character (as capital or ordinary) of a Unitholder's gain or loss on a sale of a Unit pursuant to the Offer will be determined by allocating the Unitholder's amount realized on the sale and his adjusted tax basis in the Units sold between "Section 751 items," which are "substantially appreciated inventory" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items. The difference between the portion of the Unitholder's amount realized that is allocable to Section 751 items and the portion of the Unitholder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss, and the difference between the Unitholder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unitholder as a capital asset. The Purchaser believes that any tax loss realized on a sale of Units pursuant to the Offer will be treated entirely as a capital loss under these rules, although it is possible, because a Unitholder's adjusted tax basis in the Units sold will be allocated to Section 751 items based on the Partnership's tax basis in these items, that a Unitholder may recognize ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to
Section 751 items while recognizing a capital loss with respect to the balance of the selling price.

    A Unitholder's capital gain (if any) or loss on a sale of Units pursuant to the Offer will be treated as long-term capital gain or loss if the Unitholder's holding period for the Units exceeds one year. Under current law (which is subject to change), long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 28%, whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

    Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. A Unitholder with "suspended" passive activity losses (i.e., net tax losses in excess of statutorily provided "phase-in" amounts) from the Partnership generally will be entitled to offset such losses against any income or gain recognized by the Unitholder on a sale of his Units pursuant to the Offer. If the Unitholder recognizes a loss on the sale, such loss, together with any suspended passive activity losses from the Partnership, generally would not be subject to the passive activity loss limitation, and therefore, could be deducted in full in the year of sale (subject to any other applicable limitations), provided the Unitholder sells all his Units. If a Unitholder is unable to sell all his Units, the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Unitholder sells his remaining Units. (See "Section 7. Effects of the Offer".)

    A Unitholder (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Unitholder provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Unitholder who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Unitholder.

    Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unitholder from the Purchase Price payable to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address.

Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

    SECTION 7.  EFFECTS OF THE OFFER.

    LIMITATIONS ON RESALES. Pursuant to the Partnership Agreement, transfers of Units which would, in the opinion of counsel to the Partnership, result in the termination of the Partnership for federal income tax purposes will not be effective. Depending upon the number of Units tendered pursuant to the Offer, sales of Units on the secondary market for the twelve-month period following completion of the Offer may be limited.

    EFFECT ON TRADING MARKET. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units.

    CONTROL OF ALL UNITHOLDER VOTING DECISIONS BY PURCHASER. The Purchaser currently owns and has the right to vote approximately 20% of the outstanding Units and accordingly is in a position to significantly influence all voting decisions with respect to the Partnership. This means that the Purchaser could
(i) prevent non-tendering Unitholders from taking action they desire but that the Purchaser opposes and (ii) take action desired by the Purchaser but opposed by non-tendering Unitholders. Under the Partnership Agreement, Unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal and replacement of the General Partner; dissolution of the Partnership; sale of all or substantially all of the Partnership's properties; material changes in the investment objectives and policies of the Partnership; and most types of amendments to the Partnership Agreement. When voting on such matters, the Purchaser will vote Units owned and acquired by it in its interest. The Purchaser will also have the right to vote each Unit purchased pursuant to the Offer. The acquisition of additional Units pursuant to the Offer would enhance the Purchaser's voting influence.
The Purchaser intends to vote all of the Units owned by it, including any Units acquired pursuant to the Offer, in favor of its proposal to remove the General Partner and replace it with Raleigh GP Corp.

    The Units are registered under the Exchange Act, which requires, among other things, that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. The Purchaser does not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under Section 12(g) of the Exchange Act.

    SECTION 8.  FUTURE PLANS.   The Purchaser is making the Offer for the
purpose of increasing its equity interest in the Partnership. The Purchaser has commenced an action in the Court of Chancery of the State of Delaware in and for New Castle County seeking, among other things, to enjoin the consummation of the Starwood Financing. The Offer is conditioned upon the rejection of the Starwood Financing by the Partnership or the issuance of an injunction enjoining the Starwood Financing. Additionally, the Purchaser is seeking to acquire control of the business of the Partnership. The Purchaser has filed preliminary proxy material with the Commission with respect to the Consent Solicitation which seeks to remove the General Partner and replace it with Raleigh Realty Management. The Purchaser intends to commence the Consent Solicitation promptly upon the clearance by the Commission of the preliminary proxy material and will vote all Units owned by it, including Units acquired in the Offer, in favor of the removal of the General Partner and its replacement with Raleigh Realty Management. The consent of holders of a majority of the Units is required to effect the removal and replacement of the General Partner. The Offer is not contingent on the success of the Consent Solicitation. If the General Partner is removed and replaced, Raleigh Realty Management intends to reject the Starwood Financing and would attempt to pursue alternative financing arrangements for the benefit of the Partnership and Unitholders.

    THIS OFFER DOES NOT CONSTITUTE A PROXY STATEMENT AND UNITHOLDERS CAN ONLY VOTE TO REMOVE THE GENERAL PARTNER AND REPLACE IT WITH RALEIGH REALTY MANAGEMENT PURSUANT TO THE CONSENT SOLICITATION.

    Except as set forth above, the Purchaser does not have any present plans or intentions with respect to a merger, reorganization or liquidation of the Partnership, a sale of assets or refinancing of any of the Partnership's properties or a change in the capitalization or distribution policy of the Partnership. However, Unitholders should be aware that on September 13, 1996, the Purchaser proposed to the General Partner that the Partnership enter into an agreement with the Purchaser pursuant to which the Partnership and an affiliate of the Purchaser would combine and Unitholders would have the choice of receiving either (i) $500 per Unit in cash or (ii) at least $525 per Unit, comprised of $400 per Unit in cash plus a security of the surviving entity which would be worth not less than $125 per Unit, or more if the assumptions with respect to the Units made by Lehman Brothers are attained. The proposal, which was conditioned on the Starwood Financing not being consummated, was rejected by the General Partner. Subject to the limitation on resales discussed in Section 7, the Purchaser may acquire additional Units following the completion of the Offer. Any such acquisition may be made through private purchases or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer.

    SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional financial and other information concerning the Partnership is contained in the Partnership's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.

    The Partnership's Assets and Business

    The Partnership was organized in 1987, under the laws of the State of Delaware. Its principal executive offices are located at 900 N. Michigan Avenue, Chicago, IL 60611. Its telephone number is (312) 440-4800.

    The assets of the Partnership consist principally of interests in land which is in the process of being developed into master-planned residential communities (the "Communities") and, to a lesser extent, commercial and industrial properties; mortgage notes and accounts receivable; construction, brokerage and other support businesses; real estate assets held for investment; certain club and recreational facilities; and a cable television business serving one of its Communities. The Partnership is principally engaged in the development of comprehensively planned resort and primary home Communities containing a diversified product mix designed for the middle and upper income segments of the various markets in which the Partnership operates.

    The Partnership sells individual residential lots and parcels of partially developed and undeveloped land. The third-party builders and developers to whom the Partnership sells homesites and land parcels are generally smaller local builders who require project specific financing for their developments and whose operations are more susceptible to fluctuations in the availability and terms of financing. In addition, within the Communities, the Partnership constructs, or causes to be constructed, a variety of products, including single-family homes, townhouses and condominiums to be developed for sale, as well as related commercial and recreational facilities. The Communities are located primarily throughout the State of Florida, with Communities also located near Atlanta, Georgia and Highlands, North Carolina. Additional undeveloped properties owned by the Partnership in or near its Communities are being considered for development as commercial, office and industrial properties. The

Partnership also owns or manages certain club and recreational facilities within certain of its Communities. Certain assets located in Florida were acquired by the Partnership from the seller by purchasing a 99.9% interest in a joint venture partnership in which the General Partner acquired the remaining joint venture partnership interest. In addition, other assets are owned by various partnerships, the interests of which are held by certain indirect subsidiaries of the Partnership and by the Partnership.

    The business of the Partnership is cyclical in nature and certain aspects of the development of Community projects are to some degree seasonal. The Communities are in various stages of development. The remaining estimated build-out time for the Communities ranges from one to nine years.

    Litigation

    The Partnership is a party to numerous litigations. In its Form 10-K for the fiscal year ended December 31, 1995, the Partnership disclosed the status of "... a number of homeowner lawsuits, certain of which purported to be class actions, that allegedly in part arose out of or related to Hurricane Andrew
 ..."; two subrogation actions, one of which "...plaintiffs seek to recover damages and pre- and post-judgment interest in connection with $10,873,000 [an insurance carrier] has allegedly paid, plus amounts it may have to pay in the future ..."; and a lawsuit filed in October 1995 as a class action in which "... the multi-count complaint alleges that defendants engaged in various acts of misconduct in, among other things, the establishment, operation, management and marketing of the Broken Sound golf course and recreational facilities ..." and in which "plaintiffs seek ... damages in excess of $45 million, the appointment of receivers for the Broken Sound Club and Country Club Maintenance Association, Inc., other unspecified compensatory damages, the right to seek punitive damages, treble damages, prejudgment interest, attorneys' fees and costs." In such report, the Partnership also refers to certain other pending lawsuits and claims against the Partnership.

    On September 27, 1996, the Purchaser and an affiliate commenced an action for declaratory and injunctive relief in the Delaware Chancery Court, New Castle County, captioned Vanderbilt Income and Growth Associates, L.L.C. et ano. v. Arvida/JMB Managers, Inc. et al. (C.A. No. 15238). The General Partner, its directors Judd D. Malkin, Neil G. Bluhm, Burton E. Glazov, Stuart
C. Nathan, A. Lee Sacks and John G. Schreiber, as well as Starwood's principal, Barry Sternlicht, the Starwood Financing lender and certain of its affiliates, were named as defendants. The action seeks, among other things, to enjoin the Starwood Financing. It alleges that as a result of having entered into an agreement for the Starwood Financing the defendants are engaged in a scheme to cause the Partnership unnecessarily to incur approximately $160 million in secured debt on unfavorable terms, including an interest rate which would be higher than that which presently is available in the market for similar financings. The action further alleges that the purpose of the Starwood Financing is to entrench the position of the General Partner and is thus wholly improper and that the defendants thereby wrongfully have breached, and/or aided and abetted, participated in and/or induced the wrongful breach of fiduciary duties owed by the General Partner to the Partnership. In response to the Purchaser's motion for a temporary restraining order enjoining the closing of the Starwood Financing, the defendants agreed that, unless the action is dismissed by the Court, they will not close the Starwood Financing pending a hearing on the Purchaser's motion for a preliminary injunction scheduled for November 21, 1996.

SELECTED FINANCIAL DATA.

    Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the Partnership's Quarterly Report on Form 10-Q for the six months ended June 30, 1996. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                           ARVIDA/JMB PARTNERS, L.P.
                            (A LIMITED PARTNERSHIP)
                           AND CONSOLIDATED VENTURES

                                                           JUNE 30,
                                                 --------------------------
                                                     1996            1995
                                                 -------------  -----------
Total revenue . . . . . . . . . . . . . . . .    $ 152,640,781  168,080,598
                                                 =============  ===========
Net operating income (loss) . . . . . . . . .    $  13,250,562   25,609,606
                                                 =============  ===========
Equity in earnings (losses) of unconsolidated
    ventures  . . . . . . . . . . . . . . . .    $    (116,913)  (1,079,185)
                                                 =============  ===========
Income before cumulative effect due to change
  in accounting for long-lived assets . . . .    $  12,032,717   24,987,008
                                                 =============  ===========
Cumulative effect due to change in accounting
   for long-lived assets  . . . . . . . . . .    $           -   (2,200,000)
                                                 -------------  -----------
Net income (loss) . . . . . . . . . . . . . .    $  12,032,717   22,787,008
                                                 =============  ===========
Net income (loss) per Limited Partnership
  Interest (a)  . . . . . . . . . . . . . . .    $       28.31        55.23
                                                 =============  ===========
Total assets (b)  . . . . . . . . . . . . . .    $ 350,198,599          N/A
                                                 =============
Total liabilities (b) . . . . . . . . . . . .    $ 116,000,000          N/A
                                                 =============


Cash distributions per Interest (c) . . . . .    $       25.85        13.49
                                                 =============  ===========
                                                                                   DECEMBER 31,
                                                     ------------------------------------------------------------------------
                                                          1995          1994        1993           1992              1991
                                                     =============  ===========  ===========     ===========      ===========
                                                                 -            -            -               -                -
Total revenue . . . . . . . . . . . . . . . .        $ 382,267,482  315,058,058  247,651,192     174,710,779      155,699,871
                                                     =============  ===========  ===========     ===========      ===========
Net operating income (loss) . . . . . . . . .        $  45,181,165   52,676,462   30,689,914     (23,337,245)     (11,777,093)
                                                     =============  ===========  ===========     ===========      ===========
Equity in earnings (losses) of unconsolidated
    ventures  . . . . . . . . . . . . . . . .        $   1,050,994      524,520    1,134,947      (2,225,531)        (769,300)
                                                     =============  ===========  ===========     ===========      ===========
Income before cumulative effect due to change
  in accounting for long-lived assets . . . .        $         N/A          N/A          N/A             N/A              N/A

Cumulative effect due to change in accounting
   for long-lived assets  . . . . . . . . . .        $         N/A          N/A          N/A             N/A              N/A

Net income (loss) . . . . . . . . . . . . . .        $  41,836,686   47,197,532   29,292,050     (43,974,366)     (30,667,969)
                                                     =============  ===========  ===========     ===========      ===========
Net income (loss) per Limited Partnership
  Interest (a)  . . . . . . . . . . . . . . .        $      101.91       115.37        71.78         (160.42)          (74.39)
                                                     =============  ===========  ===========     ===========      ===========
Total assets (b)  . . . . . . . . . . . . . .        $ 366,439,241  376,371,712  348,094,995     350,807,538      420,289,287
                                                     =============  ===========  ===========     ===========      ===========
Total liabilities (b) . . . . . . . . . . . .        $ 133,773,954  179,791,958  196,004,818     228,010,419      253,517,802
                                                     =============  ===========  ===========     ===========      ===========

Cash distributions per Interest (c) . . . . .        $       13.49         6.35           -                -                -
                                                     =============  ===========  ===========     ===========      ===========

--------------------------

(a) The net income (loss) per Limited Partnership Interest is based upon the average number of Limited Partner Interests outstanding during each period.

(b) The Partnership does not present a classified balance sheet as a matter of industry practice, and as such,does not distinguish between current and non-current assets and liabilities.

(c) Cash distributions from the Partnership are generally not equivalent to Partnership income as determined for federal income tax purposes as determined under generally accepted accounting principles. Cash distributions to the Limited Partners represent a return of capital for federal income tax purposes. During February 1995, the Partnership made a distribution for 1994 of $5,421,680 to its Limited Partners ($13.42 per Interest). In addition, during the first quarter of 1995, the Partnership remitted each Limited Partner's share of a North Carolina non-resident withholding tax on behalf of each of the Limited Partners. Each payment, which totalled $26,704 ($.07 per Interest), was deemed a distribution to the Limited Partners. During February 1994, the Partnership made a distribution for 1993 of $2,565,433 to its Limited Partners ($6.35 per Interest). There were no cash distributions in 1991, 1992 and 1993.

    SECTION 10.  CONFLICTS OF INTEREST.

    VOTING BY THE PURCHASER. The Purchaser currently owns approximately 20% of the outstanding Units and accordingly is in a position to significantly influence all Partnership decisions on which Unitholders may vote. This means that (i) non-tendering Unitholders could be prevented from taking action they desire but that the Purchaser opposes and (ii) the Purchaser may be able to take action desired by the Purchaser but opposed by the non-tendering Unitholders. (See "Section 7. Effects of the Offer".) The acquisition of additional Units pursuant to the Offer would enhance such voting influence.
The Purchaser intends to vote all Units owned by it, including Units acquired pursuant to the Offer, in favor of a proposal which it is making to remove the General Partner and replace it with Raleigh Realty Management.

    SECTION 11. CERTAIN INFORMATION CONCERNING THE PURCHASER. The Purchaser was organized for the purpose of acquiring the Units pursuant to the Prior Tender Offer. The principal executive office of the Purchaser is at One International Place Boston, Massachusetts 02110. The general partners of the Purchaser are Raleigh GP Corp., Rockland Partners, Inc. ("Rockland") and Zephyr Partners ("Zephyr").

    Raleigh GP Corp. is a Delaware corporation which is ultimately controlled by Apollo Real Estate Capital Advisors II, Inc. ("Advisors"), as general partner of Apollo Real Estate Advisors II, L.P. ("AREA II"), the general partner of Apollo Real Estate Investment Fund II, L.P., a recently formed private real estate investment fund and the sole shareholder of Raleigh GP Corp. Since its inception, the directors of Advisors have been Leon D. Black and John J. Hannan who were founding principals of Apollo Advisors, L.P., the respective managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and, together with William L. Mack, of Apollo Real Estate Advisors, L.P. ("AREA") and AREA II, the respective managing general partners of Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P. Mr. Mack has been the President and Managing Partner of the Mack Organization, a national owner and developer of and investor in office and industrial buildings as well as other commercial properties principally in the New York/New Jersey metropolitan area as well as throughout the United States since 1963. The business address for Messrs. Black, Hannan and Mack is 1301 Avenue of the Americas, New York, New York 10019.

    Rockland is a Delaware corporation which is wholly-owned by Tiger/Westbrook Real Estate Fund, L.P. ("TREF"), a Delaware limited partnership and a private real estate investment fund, Tiger/Westbrook Real Estate Co-Investment Partnership, L.P. ("TRECIP"), a Delaware limited partnership and a private real estate investment fund. The sole general partner of each of TREF and TRECIP is Tiger/Westbrook Real Estate Partners Management, L.L.C., a Delaware limited liability company ("TREPM"). The sole managing member of TREPM is Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"). Since its inception, the members of WREP have been Paul D. Kazilionis and William H. Walton III. The principal business address of TREF, TRECIP, TREPM and WREP is 599 Lexington Avenue, Suite 3800, New York, New York 10022.
Lennar Corporation ("Lennar"), a Delaware corporation, has a binding agreement to become a shareholder of Rockland and under that agreement Lennar has funded its proportionate share of Rockland's capital requirements. Lennar is a national full-service real estate company with a principal business address at 700 Northwest 107th Avenue, Miami, Florida 33172.

    Zephyr is a New York general partnership, the partners of which are GP Aeolus Inc., a Delaware corporation, and AREHGP INC., a Delaware corporation. Carl C. Icahn is the controlling shareholder of both GP Aeolus Inc. and American Property Investors Inc., the general partner of a limited partnership that owns all of the issued and outstanding stock of AREHGP INC. The principal business address of Zephyr, AREHGP INC. and GP Aeolus Inc. is 100 South Bedford Road, Mount Kisco, New York 10549.

    For certain information concerning the executive officers and directors of Raleigh GP Corp., Rockland, GP Aeolus Inc., AREHGP INC. and American Property Investors Inc., see Schedule 1 to this Offer to Purchase.

    In December 1994, representatives of AREA, an affiliate of Raleigh GP Corp. contacted representatives of the General Partner to discuss a possible transaction involving the acquisition of the Partnership or the General Partner's interest in the Partnership. Shortly thereafter, such representatives met to discuss the possibility of such a transaction. At the meeting, the representatives of the General Partner advised that there was no interest in any such transaction. No prices were discussed. Since that meeting, there have been no further discussions between the parties.

    In March 1996, Tiger Real Estate Fund, L.P. (now Tiger/Westbrook Real Estate Fund, L.P.) and certain of its affiliates, all of which are affiliates of Rockland, together with affiliates of Lennar, purchased all of the outstanding partnership interests of Coto de Caza Ltd., a California limited partnership ("Coto de Caza"), from Chevron Land and Development Company and the Partnership. The Partnership owned 20% of the partnership interests of Coto de Caza, for which it was paid $12,000,000. In addition, in the Spring of 1996, Tiger Real Estate Fund, L.P. (now Tiger/Westbrook Real Estate Fund, L.P.) held preliminary discussions with an affiliate of the Partnership with respect to managing a to-be-developed residential community in Orlando, Florida. The discussions have since ceased and the affiliate of the Partnership is no longer a candidate for managing the proposed project.

    During the Prior Tender Offer, the Purchaser engaged in preliminary discussions with representatives of Walton Street Capital Acquisition Co. III, L.L.C. and Whitehall Street Real Estate Limited Partnership VII regarding admission of such parties or affiliates thereof as additional partners of the Purchaser. No agreement was reached with any of such parties.

    On July 16, 1996, Vanderbilt Income & Growth Associates, L.L.C., an affiliate of the Purchaser ("Vanderbilt"), contacted the Partnership to request that the Partnership furnish it with a list of the names, addresses and telephone numbers of, and the number of Units owned by, Unitholders. In connection with furnishing such list, the Purchaser and the General Partner entered into an agreement pursuant to which the Purchaser agreed that such list would be used solely for the purpose of making a tender offer for the Units in compliance with the requirements of the Exchange Act (the "Specific Purpose") and would not be furnished to any person other than affiliates and representatives of the Purchaser for use solely for the Specific Purpose.

    On July 17, 1996, the Purchaser sent a letter to the Partnership requesting that the Partnership require that its financial advisor provide Unitholders with an estimate of the current fair market value of the Units. By letter dated July 19, 1996 from the Partnership to the Purchaser, the Partnership rejected the Purchaser's request. The Purchaser reiterated its request by letter to the Partnership dated July 22, 1996.

    On July 18, 1996, Boreas Partners, L.P. ("Boreas"), an affiliate of Zephyr, commenced a tender offer (the "Boreas Offer") to purchase up to 185,000 Units for $460 per Unit. Following negotiations between the Purchaser and Boreas (and its affiliates), on July 23, 1996 Boreas terminated and withdrew the Boreas Offer and Zephyr became a general partner of the Purchaser. In addition, as part of such transactions, Boreas was admitted as a limited partner of the Purchaser. On June 21, 1996, in anticipation of the commencement of the Boreas Offer, Longacre Corp. ("Longacre"), an affiliate of Boreas and Zephyr, contacted the Partnership to request that the Partnership furnish it with a list of the names, addresses and telephone numbers of, and the number of Units owned by, Unitholders. In connection with furnishing such list, Longacre and the General Partner entered into an agreement pursuant to which Longacre agreed that such list would be used solely for the Specified Purpose and would not be furnished to any person other than affiliates and representatives of Longacre for use solely for the Specified Purpose. In addition, in connection with the Boreas Offer, representatives of Boreas discussed procedures for transferring tendered Units and related matters with counsel to the Partnership and its transfer agent.

    On August 15, 1996, representatives of the Purchaser met with the General Partner at the offices of the Partnership in Chicago, Illinois to inquire as to the terms of the proposed Starwood Financing. At the meeting, the Purchaser's representatives stated their strenuous objection to the terms of the Starwood Financing as described to them at such meeting and offered to use the Purchaser's best efforts to obtain superior financing proposals for the benefit of the Partnership and its Unitholders. To ensure that the Partnership did not risk loss of the Starwood proposal if a superior financing facility could not be obtained, the Purchaser offered to provide to the Partnership financing substantially identical to the Starwood proposal in such an event.
The next day, August 20, 1996, the Purchaser sent a letter to the General Partner confirming the discussions held at the August 15 meeting.

    On August 19, 1996, the General Partner sent a letter to the Purchaser indicating that although an agreement had not been reached on the Starwood Financing, the Partnership would not currently negotiate any other offers for financing similar to the Starwood Financing. The next day, August 20, 1996, the Purchaser sent another letter to the General Partner in connection with its proposed replacement financing of the Starwood proposal, offering the opportunity for all Unitholders to realize $500 per Unit (less the amount to be received upon acceptance of the Purchaser's financing proposal), to the extent permitted by the Partnership Agreement. Such supplemental offer was made subject to the condition that the General Partner accept the Purchaser's financing proposal.

    On September 13, 1996, the Purchaser sent a letter to the General Partner proposing that the Partnership enter into an agreement with the Purchaser pursuant to which the Partnership and an affiliate of the Purchaser would combine and Unitholders would have the choice of receiving either (i) $500 per Unit in cash or (ii) at least $525 per Unit, composed of $400 per Unit in cash plus a security of the surviving entity valued at not less than $125 per Unit, or more if the assumptions made by Lehman Brothers with respect to the Units are attained. The Purchaser's proposal, which was conditioned on the Starwood Financing not being consummated, was rejected by the General Partner.

    On September 27, 1996, Vanderbilt and the Purchaser commenced an action for declaratory and injunctive relief in the Delaware Chancery Court, New Castle County, captioned Vanderbilt Income and Growth Associates, L.L.C., et ano. v. Arvida/JMB Managers, Inc., et al. (C.A. No. 15238). The General Partner, its directors Judd D. Malkin, Neil G. Bluhm, Burton E. Glazov, Stuart C. Nathan, A. Lee Sacks and John G. Schreiber, as well as Starwood's principal, Barry Sternlicht, the Starwood Financing lender and certain of its affiliates, were named as defendants. The action seeks, among other things, to enjoin the Starwood Financing. It alleges that as a result of having entered into an agreement for the Starwood Financing the defendants are engaged in a scheme to cause the Partnership unnecessarily to incur approximately $160 million in secured debt on unfavorable terms, including an interest rate which would be higher than that which presently is available in the market for similar financings. The action further alleges that the purpose of the Starwood Financing is to entrench the position of the General Partner and is thus wholly improper and that the defendants thereby wrongfully have breached, and/or aided and abetted, participated in and/or induced the wrongful breach of fiduciary duties owed by the General Partner to the Partnership.

    On October 1, 1996, the Purchaser sent a letter to the General Partner requesting a list of the names and addresses of, and the number of Units owned by, Unitholders. After the General Partner failed to respond to this request, on October 11, 1996, the Purchaser commenced an action in the Delaware Chancery Court, New Castle County, captioned Raleigh Capital Associates, L.P. v. Arvida/JMB Managers, Inc. and Arvida/JMB Partners, L.P. The action seeks to compel the Partnership and the General Partner to provide the Purchaser with a list of Unitholders.

    Except as otherwise set forth herein, (1) neither the Purchaser, Raleigh GP Corp., Rockland, Zephyr, Advisors, to the best of Purchaser's knowledge, the persons listed on Schedule 1, nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (2) neither the Purchaser, Raleigh GP Corp., Rockland, Zephyr, Advisors, to the best of Purchaser's knowledge, the persons listed on Schedule 1, nor any affiliate thereof or director, executive officer or subsidiary of Raleigh GP Corp., Rockland, Zephyr, or Advisors has effected any transaction in the Units within the past 60 days, (3) neither the Purchaser, Raleigh GP Corp., Rockland, Zephyr, Advisors, to the best of Purchaser's knowledge, any of the persons listed on Schedule 1, nor any director or executive officer of Raleigh GP Corp., Rockland, Zephyr, or Advisors has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (4) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, Raleigh GP Corp., Rockland, Zephyr,

Advisors, or, to the best of Purchaser's knowledge, the persons listed on
Schedule 1, on the one hand, and the Partnership or its affiliates, on the other hand, and (5) there have been no contracts, negotiations or transactions between the Purchaser, Raleigh GP Corp., Rockland, Zephyr, Advisors, or, to the best of Purchaser's knowledge, the persons listed on Schedule 1, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

    The Purchaser currently owns 80,342 Units, 79,696 of which it acquired in the Prior Tender Offer, 5 of which it acquired in June 1996 from Summit Ventures, L.P. for $411 per Unit, and 641 of which it acquired in a number of secondary market transactions between August 21, 1996 and September 26, 1996 at prices between $450 and $500 per Unit. In addition, Vanderbilt, whose address is at 100 Jericho Quadrangle, New York, NY 11753, beneficially owns 5 Units; and Rockland Partners, L.P., an affiliate of Rockland with an address at 101 Park Avenue, 47th Floor, New York, New York 10178, beneficially owns 5 Units which it acquired in a secondary market transaction in June 1996 for $285 per Unit.

    Raleigh GP Corp., Rockland and Boreas have agreed that, other than on behalf of the Purchaser, until July 1998 neither they nor their affiliates will, except under limited circumstances (i) participate in any negotiations or discussions concerning any purchase of Units or the assets of the Partnership,
(ii) acquire or seek to acquire ownership of any Units or assets of the Partnership or (iii) seek or propose to influence or control the Partnership's management or policies pursuant to a proxy or consent solicitation or otherwise.

    SECTION 12. SOURCE OF FUNDS. The Purchaser expects that $50,000,000 (exclusive of fees and expenses) would be required to purchase the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will obtain all of such funds from capital contributions from its partners who have an aggregate net worth substantially in excess of the amount required to purchase the Units. However, the Purchaser may seek to obtain debt financing to facilitate the purchase of Units, but no commitment has been obtained for any such debt financing.

    SECTION 13.  PURCHASE PRICE CONSIDERATIONS.

    The Purchaser has set the Purchase Price at $500 net per Unit. The Purchaser established the Purchase Price for the Offer by analyzing a number of quantitative and qualitative factors including: (i) the absence of a significant number of recent secondary market resales of the Units; (ii) the lack of liquidity of an investment in the Partnership; (iii) the Book Value of the Units; (iv) the administrative costs of continuing to own the Partnership's assets through a publicly registered limited partnership; (v) the possibility that Unitholders may continue to realize taxable income in excess of tax distributions from the Partnership in future years; and (vi) estimated transaction costs of completing the Offer.

    The Partnership's Form 10-K for the fiscal year ended December 31, 1995 states that "[t]here is no public market for Investors, and it is not anticipated that a public market for Interests will develop." At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by Chicago Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Unitholder to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. According to Partnership Spectrum, an independent, third-party industry publication, between June 1, 1996 and July 31, 1996, a total of 658 Units traded at prices ranging from a low of $245 to a high of $350 per Unit, with a weighted average of $297.02 per Unit, between April 1, 1996 and May 31, 1996, a total of 2,835 Units traded at prices ranging from a low of $210 to a high of $315 per Unit, with a weighted average of $285.32 per Unit, and between February 1, 1996 and March 31, 1996, a total of 2,107 Units traded at prices ranging from a low of $235 to a high of $279 per Unit, with a weighted average of $251.67 per Unit. Such gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices.

    The Book Value of each Unit, as reflected on the Partnership's Form 10-Q for the quarter ended June 30, 1996, was $576 per Unit. The Book Value represents the portion of the excess of the Partnership's assets over its liabilities, as determined in accordance with generally accepted accounting principles, which is attributable to the Units. Book Value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the Book Value depending on several factors, including liquidity of the Units and external economic and market factors. Book Value also does not reflect the amount which a Unitholder would ultimately receive if the Partnership were liquidated. Such amount would likely be affected by several factors, including the time required to effect a liquidation of the Partnership's assets and the ability of the Partnership to realize the full value of its assets as reflected in the Book Value. Furthermore, Book Value may not take into account liabilities associated with resolution of numerous pending litigations against the Partnership.

    Unitholders should note that while, pursuant to the Partnership Agreement, the Partnership may continue in existence until December 31, 2087, the General Partner is obligated to pursue one of the following courses of action on or prior to October 31, 1997: (i) to cause the Units to be listed on a national exchange or to be reported by the National Association of Securities Dealers Automated Quotation System; (ii) to purchase, or cause JMB Realty Corporation or its affiliates to purchase, all of the Units at their then appraised fair market value (as determined by an independent nationally recognized investment banking firm or real estate advisory company); or (iii) to commence a liquidation in which all of the Partnership's remaining assets will be sold or disposed of by October 2002. The Partnership in Schedule 14D-9 filed in connection with the Prior Tender Offer, disclosed that it was the current intention of the members of a special committee of the General Partner to vote in favor of a 5 year plan of liquidation to commence on October 31, 1997.

    The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. The Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

    SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and as determined by the Purchaser, any of the following conditions exists:

         a. a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (1) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (2) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (3) requires divestiture by the Purchaser of any Units, (4) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, or (5) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership;

         b. there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above;

         c. any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;

         d. there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,
    (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (4) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (5) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

         e. there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any Units pursuant to the Offer, or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser or the Partnership;

         f. the Partnership or the General Partner shall have (1) issued, or authorized or proposed the issuance of, any Partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (2) issued or authorized or proposed the issuance of any other securities in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (3) refinanced any of the Partnership's properties, other than in the ordinary course of the Partnership's business and consistent with the past practice, (4) declared or paid any distribution, other than in cash and consistent with past practice, on any of its Partnership interests, or (5) authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business and consistent with past practice;

         g. the General Partner shall not have recognized to the Purchaser's reasonable satisfaction, or agreed to recognize, the effectiveness of the transfer to the Purchaser of the Units tendered pursuant to the Offer; or

         h. the Partnership shall not have rejected the Starwood Financing or an injunction enjoining the Starwood Financing shall not have been issued.

    The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

    SECTION 15.  CERTAIN LEGAL MATTERS.

    GENERAL. Except as set forth in this Section 15, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention
that such additional approval or action would be sought.   While there is no
present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

    ANTITRUST. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units contemplated by the Offer.

    MARGIN REQUIREMENTS. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

    STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, securityholders, principal executive offices or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.
In such case, the Purchaser may not be obligated to accept for purchase or pay for any Units tendered.

    SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained The Herman Group, Inc. to act as Information Agent and as Depositary in connection with the Offer. The Purchaser will pay The Herman Group, Inc. reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement for out-of-pocket expenses. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

    SECTION 17. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Units residing in such jurisdiction.

    No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

    The Purchaser has filed with the Commission a Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in
Section 9 hereof (except that they will not be available at the regional offices of the Commission).


                                        Raleigh Capital Associates L.P.



October 17, 1996

                                                                      Appendix A
                                    GLOSSARY

ADVISORS:  Apollo Real Estate Capital Advisor II, Inc.

AREA:  Apollo Real Estate Advisors, L.P.

BOREAS:  Boreas Partners, L.P., an affiliate of Zephyr

BOOK VALUE:  $576 per Unit

BUSINESS DAY: Any day other than Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time

CODE:  The Internal Revenue Code of 1986, as amended

COMMISSION:  The Securities and Exchange Commission

CONSENT SOLICITATION: The solicitation by the Purchaser of consents of Unitholders to remove the General Partner and replace it with Raleigh Realty Management

DEPOSITARY AND INFORMATION AGENT:  The Herman Group, Inc.

ELIGIBLE INSTITUTION: A member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States

EXCHANGE ACT:  Securities Exchange Act of 1934, as amended

EXPIRATION DATE: 12:00 Midnight, New York City Time on November 14, 1996, unless and as extended

GENERAL PARTNER: Arvida/JMB Managers, Inc., the general partner of the Partnership

LENNAR:  Lennar Corporation

OFFER: This offer of the Purchaser set forth in this Offer to Purchase and the related Letter of Transmittal, as each may be supplemented or amended from time to time

OFFER TO PURCHASE:  This Offer of the Purchaser

PARTNERSHIP:  Arvida/JMB Partners, L.P.

PRIOR TENDER OFFER: The Purchaser's June 19, 1996 offer to purchase up to 185,000 Units for $461 per Unit which expired on August 1, 1996

PURCHASE PRICE: The amount of cash paid to each Unitholder for each Unit tendered upon consummation of the Offer

PURCHASER:  Raleigh Capital Associates L.P.

RALEIGH GP CORP.:  Raleigh GP Corp., a general partner of the Purchaser

RALEIGH REALTY MANAGEMENT:  Raleigh Realty Management L.P.

ROCKLAND:  Rockland Partners, Inc., a general partner of the Purchaser

SPECIFIC PURPOSE: The purpose for which a list of names, addresses and telephone numbers of, and the number of Units owned by, Unitholders would be used by the Purchaser, pursuant to an agreement between the Purchaser and the General Partner

STARWOOD:  Starwood Capital Group, L.P.

STARWOOD FINANCING:  The financing agreement between the Partnership and BSS.

STARWOOD FLORIDA:  Starwood Florida Funding, LLC

TIN:  Taxpayer identification number

TRECIP:  Tiger/Westbrook Real Estate Co-Investment Partnership, L.P.

TREF:  Tiger/Westbrook Real Estate Fund, L.P.

TREPM:  Tiger/Westbrook Real Estate Partners Management, L.L.C.

UNITHOLDERS:  Holders of Units

UNITS: Limited Partnership Interests and assignee interests therein of the Partnership

VANDERBILT:  Vanderbilt Income and Growth Associates, L.L.C.

WREP:  Westbrook Real Estate Partners, L.L.C.

ZEPHYR:  Zephyr Partners, a general partner of the Purchaser

                                   SCHEDULE 1

             EXECUTIVE OFFICERS AND DIRECTORS OF RALEIGH GP CORP.,
              ROCKLAND PARTNERS, INC., GP AEOLUS INC., AREHGP INC.
                      AND AMERICAN PROPERTY INVESTORS INC.

    Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of Raleigh GP Corp., Rockland Partners, Inc., GP Aeolus Inc., AREHGP INC. and American Property Investors Inc. Each person listed below is a citizen of the United States.

        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL OCCUPATION,
             POSITION, OFFICE OR EMPLOYMENT FOR THE PAST FIVE YEARS


RALEIGH GP CORP.

MICHAEL L. ASHNER.   Mr. Ashner has been President of Raleigh GP Corp. since
June 1996. Since January 1996, Mr. Ashner has also been President and Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership ("Winthrop"), which is engaged in the real estate investment business. From June 1994 until January 1996, Mr. Ashner was a Director, President and Co-Chairman of National Property Investors, Inc., a privately held real estate investment firm ("NPI"). Since 1981, Mr. Ashner has also served as President of Exeter Capital Corporation, a firm which has organized and administered real estate limited partnerships. Mr. Ashner has substantial investments and manages numerous partnerships and corporations which own real estate investments. Mr. Ashner's business address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

PETER BRAVERMAN.   Mr. Braverman has been an officer of Raleigh GP Corp. since
June 1996. Since January 1996, Mr. Braverman has been a Senior Vice President of Winthrop. From June 1995 until January 1996, Mr. Braverman was a Vice President of NPI. From June 1991 until March 1994, Mr. Braverman was President of the Braverman Group, a firm specializing in management consulting for the real estate and construction industries. From 1988 to 1991, Mr. Braverman was Vice President and Assistant Secretary of Fischbach Corporation, a publicly traded, international real estate and construction firm. Mr. Braverman's business address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

LEE S. NEIBART.   Mr. Neibart has been an officer of Raleigh GP Corp since June
1996 and an officer of Advisors since its inception. Since 1993, Mr. Neibart has been associated with AREA and since May 1996 with Apollo Real Estate Advisors II, L.P. ("AREA II") which respectively act as managing general partner of Apollo Real Estate Investment Fund, L.P. ("Apollo I") and Apollo Real Estate Investment Fund II, L.P. ("Apollo" and together with Apollo I, the "Apollo Funds"). The Apollo Funds are private real estate investment funds formed to invest in direct and indirect real property interests, including direct property investments and public and private debt and equity securities. From prior to 1993, Mr. Neibart was Executive Vice President and Chief Operating Officer of the Robert Martin Company, a private real estate development and management firm based in Westchester County, New York. Mr. Neibart received his MBA degree from New York University. Mr. Neibart is also a director of Capital Apartment Properties, Inc., Roland International, Inc. and a past President of the NAIOP in New York. Mr. Neibart's business address is 1301 Avenue of the Americas, New York, New York 10019.

W. EDWARD SCHEETZ.   Mr. Scheetz has been an officer and a director of Raleigh
GP Corp. since June 1996 and an officer of Advisors since its inception. Since 1993, Mr. Scheetz has been a principal of AREA and since May 1996 of AREA II which respectively act as managing general partner of Apollo I and Apollo II. From prior to 1993, Mr. Scheetz was a principal of Trammell Crow Ventures, a national real estate investment firm. Mr. Scheetz is also a director of Capital Apartment Properties, Inc., Roland International, Inc., Koll Management Services, Inc. and Western Pacific Housing Corp. Mr. Scheetz' business address is 1301 Avenue of the Americas, New York, New York 10019.

MICHAEL D. WEINER.   Mr. Weiner has been an officer and a director of Raleigh
GP Corp. since June 1996 and an officer of Advisors since its inception. Since 1993, Mr. Weiner has been associated with AREA and since May 1996 with AREA II which respectively act as managing general partner of Apollo I and Apollo II.
In addition, since 1992, Mr. Weiner has been associated with Apollo Advisors, L.P., which, together with an affiliate, serves as the managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. From prior to 1992, Mr. Weiner was a partner of the national law firm of Morgan, Lewis & Bockius. Mr. Weiner is also a director of Applause, Inc., Capital Apartment Properties, Inc., Continental Graphics Holdings, Inc., Converse, Inc., The Florsheim Shoe Company, Inc. and Furniture Brands International, Inc. Mr. Weiner's business address is 1999 Avenue of the Stars, Los Angeles, California 90067-6048.

ROCKLAND PARTNERS, INC.

PAUL D. KAZILIONIS. Mr. Kazilionis has been an executive officer and director of Rockland since its formation and presently a member of the Executive Committee of Rockland. In December, 1994, Mr. Kazilionis co-founded Tiger Real Estate Fund, L.P. and has served as managing member of the managing member of its general partner since inception. In June, 1996, Tiger Real Estate Fund, L.P. changed its name to Tiger/Westbrook Real Estate Fund, L.P. ("TREF").
Prior to co-founding TREF, Mr. Kazilionis was a Managing Director of Morgan Stanley Realty and President of the general partner of The Morgan Stanley Real Estate Fund, L.P. responsible for Morgan Stanley's principal investing in real estate. Mr. Kazilionis joined Morgan Stanley Realty in 1982. Mr. Kazilionis' business address is 284 South Beach Road, Hobe Sound, Florida 33455.

WILLIAM H. WALTON III. Mr. Walton has been an executive officer and director of Rockland since its formation. In December, 1994, Mr. Walton co-founded TREF and has served as managing member of the managing member of its general partner since inception. Prior to co-founding TREF, Mr. Walton was a Managing Director of Morgan Stanley Realty. Mr. Walton joined Morgan Stanley Realty in 1979. Mr. Walton's business address is 599 Lexington Avenue, Suite 3800, New York, New York 10022.

JEFFREY M. KAPLAN. Mr. Kaplan has been an executive officer of Rockland since its formation. Since December, 1994, Mr. Kaplan has been associated with TREF. Prior to joining TREF, Mr. Kaplan spent seven years at Morgan Stanley & Co., serving most recently as Director of Acquisitions for The Morgan Stanley Real Estate Fund, L.P. Mr. Kaplan's business address is 599 Lexington Avenue, Suite 3800, New York, New York 10022.

JONATHAN H. PAUL. Mr. Paul has been an executive officer and director of Rockland since its formation. Since December, 1994, Mr. Paul has been associated with TREF. Prior to joining TREF, Mr. Paul spent almost six years at Morgan Stanley & Co. in the real estate and corporate finance areas, including three years with The Morgan Stanley Real Estate Fund, L.P. Mr. Paul's business address is 599 Lexington Avenue, Suite 3800, New York, New York 10022.

RACHEL V. BRANNAN. Ms. Brannan has been an executive officer and director of Rockland since its formation. Since December, 1994, Ms. Brannan has been associated with TREF. Prior to joining TREF, Ms. Brannan worked at Morgan Stanley & Co. for almost seven years, including four years at Morgan Stanley Realty. Ms. Brannan's business address is 599 Lexington Avenue, Suite 3800, New York, New York 10022.

PATRICK K. FOX. Mr. Fox has been an executive officer of Rockland since its formation. Since February, 1996, Mr. Fox has been associated with TREF. Prior to joining TREF, Mr. Fox was a partner at the law firm of Jones, Day, Reavis and Pogue. Mr. Fox joined Jones, Day in 1983. Mr. Fox's business address is 13155 Noel Road, Suite 2300, Dallas, Texas 75240.

STUART A. MILLER. Mr. Miller will be elected as an executive officer and member of the Executive Committee of Rockland upon completion of Rockland's transaction with Lennar. Since 1985, Mr. Miller has served as a Vice President of Lennar and currently heads its Homebuilding and Investment Divisions. Mr. Miller's business address is 700 Northwest 107th Avenue, Miami, Florida 33172.

GP Aeolus Inc., AREHGP INC. and American Property Investors Inc.

CARL C. ICAHN. Carl C. Icahn has been Chairman of the Board of American Property Investors Inc. ("API") since November 15, 1990. He is also an executive officer of AREHGP INC. and is an executive officer and director of GP Aeolus Inc. Mr. Icahn is also President and a director of Starfire Holding corporation (formerly Icahn Holding Corporation), a Delaware corporation
("SHC") and Chairman of the Board and a director of various of SHC's subsidiaries, including ACF Industries, Inc., a New Jersey corporation ("ACF"). SHC is primarily engaged in the business of holding, either indirectly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South bedford Road, Mount Kisco, New York 10549. Mr. Icahn has also been Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. ACF is a railroad freight and tank car leasing, sales and manufacturing company. He has also been Chairman of the Board of Directors and President of Icahn & Co., Inc. since 1968. Icahn & Co., Inc. is a registered broker-dealer and a member of the National Association of Securities Dealers.
In 1979, Mr. Icahn acquired control and presently serves as chairman of he Board of Directors of Bayswater Realty & Capital Corp., which is a real estate investment and development company ("Bayswater'). ACF, Icahn & Co., Inc. and Bayswater are deemed to be directly or indirectly owned and controlled by Carl
C. Icahn. Mr. Icahn was Chief Executive Officer and Member of the Office of the Chairman of Trans World Airlines, Inc. ("TWA") from November 8, 1988 to January 8, 1993; Chairman of the Board of Directors of TWA from January 3, 1986 to January 8, 1993 and Director of TWA from September 27, 1985 to January 8, 1993. Mr. Icahn also has substantial equity interests in and controls various partnerships and corporations which invest in publicly traded securities. Mr. Icahn's business address is c/o Icahn Associates Corp., 114 West 47th Street, New York, New York 10036.

ALFRED D. KINGSLEY. Alfred D. Kingsley has served as Director of API since November 15, 1990. He was also Vice Chairman of the Board of Directors of TWA from February 1, 1989 to January 8, 1993 and a Member of the Office of the Chairman from November 8, 1988 to January 8, 1993. Mr. Kingsley was a director of TWA from September 27, 1985 to January 8, 1993. He also was a director and executive officer and Director of Research at Icahn & Co., Inc. and related entities from 1968 until December 1994. He also has been Vice Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. Mr. Kingsley has also been a Senior Managing Director of Greenway Partners, L.P. since May 1993, which invests in publicly traded securities. Mr. Kingsley's business address is 250 Park Avenue, New York, New York 10022.

WILLIAM A. LEIDESDORF. William A. Leidesdorf has served as Director of API since March 26, 1991. Since April 1995, Mr. Leidesdorf has acted as an independent real estate investment banker. From January 1, 1994 through April 1995, Mr. Leidesdorf was Managing Director of RFG Financial, Inc., a commercial mortgage company. From September 30, 1991 to December 31, 1993, Mr. Leidesdorf was Senior Vice President of Palmieri Asset Management Group. From May 1, 1990 to September 30, 1991, Mr. Leidesdorf was Senior Vice President of Lowe Associates, Inc., a real estate development company, where he was involved in the acquisition of real estate and the asset management workout and disposition of business areas. He also acted as the Northeast Regional Director for Lowe Associates, Inc. From June 1985 to January 30, 1990, Mr. Leidesdorf was Senior Vice President and stockholder of Eastdil Realty, Inc., a real estate company, where he was involved in the asset management workout, disposition of business and financing areas. During the interim period from January 30, 1990 through May 1, 1990, Mr. Leidesdorf was an independent contractor for Eastdil Realty, Inc. on real estate matters. Mr. Leidesdorf's business address is c/o Richard Plehn, 122 East 42nd Street, Suite 2514, New York, New York 10168.

JACK G. WASSERMAN. Jack G. Wasserman has served as Director of API since December 3, 1993. Mr. Wasserman is an attorney and a member of the New York State Bar and has been with the New York based law firm of Wasserman, Schneider & Babb since 1966, where he is currently a senior partner. Mr. Wasserman's business address is 90 John Street, New York, New York 10038.

JOHN P. SALDARELLI. John P. Saldarelli has served as Vice President, Secretary and Treasurer of API since March 18, 1991 and is an executive officer and director of AREHGP INC. Mr. Saldarelli was also President of Bayswater Realty Brokerage Corp. from June 1987 until November 19, 1993 and Vice President of Bayswater Realty & Capital Corp. from September 1979 until April 15, 1993, both of which are deemed to be directly or indirectly owned and controlled by Carl
C. Icahn. Mr. Saldarelli's business address is 100 South Bedford Road, Mt. Kisco, New York 10549.

EDWARD E. MATTNER. Edward E. Mattner is an executive officer of GP Aeolus Inc. He is a securities trader for various affiliates of Mr. Icahn. Mr. Mattner has served in this capacity since May 1976. Mr. Mattner's business address is c/o Icahn Associates Corp., 114 West 47th Street, New York, New York 10036.

    The Letter of Transmittal and any other required documents should be sent or delivered by each Unitholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below:


                             THE HERMAN GROUP, INC.




       By Hand, Mail or Overnight Delivery:     2121 San Jacinto Street
                                                26th Floor
                                                Dallas, Texas  75201

                              By Facsimile:     (214) 999-9348 or (214) 999-9323


          For Telephone Information contact the Information Agent at:

                                 (800) 992-6146





         Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Purchaser at the telephone number and address listed above. You may also contact your broker for assistance concerning the Offer.